UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vanguard Health Systems, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

922036 207

(CUSIP Number)

Paul A. Castanon

Vice President, Deputy General Counsel and Corporate Secretary

Tenet Healthcare Corporation

1445 Ross Avenue, Suite 1400

Dallas, TX 75202

(469) 893-2200

With copies to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922036 207

1	NAME OF REPORTING PERSONS Tenet Healthcare Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,154,283
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,154,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,154,283*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%**
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the foregoing percentage is based on 77,885,707 shares of Issuer Common Stock outstanding as of June 20, 2013, as set forth in the merger agreement described in Item 4 hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Issuer Common Stock”), of Vanguard Health Systems, Inc., a Delaware corporation (“Vanguard” or the “Issuer”). The principal executive office of Vanguard is located at 20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215.

Item 2.	Identity and Background

This statement is being filed by Tenet Healthcare Corporation., a Nevada corporation (“Tenet”). The principal executive office of Tenet is located at 1445 Ross Avenue, Suite 1400, Dallas, Texas 75202. Information as to each of the executive officers and directors of Tenet is set forth on Schedule I.

Tenet is an investor-owned health care services company whose subsidiaries and affiliates primarily operate hospitals, outpatient centers and Conifer Health Solutions, which provides business process solutions to more than 600 hospital and other clients nationwide.

During the last five years, neither Tenet nor, to the best knowledge of Tenet, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Blackstone FCH Capital Partners IV L.P., Blackstone Health Commitment Partners L.P., Blackstone Capital Partners IV-A L.P., Blackstone Family Investment Partnership IV-A L.P., Blackstone FCH Capital Partners IV-A L.P., Blackstone FCH Capital Partners IV-B L.P., Blackstone Health Commitment Partners-A L.P., Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Dean Witter Capital Partners IV, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW IV 892 Investors, L.P., Charles N. Martin, JR., Charles N. Martin, JR. 2013 Irrevocable Grantor Retained Annuity Trust, Charles N. Martin JR. 2012 Irrevocable Grantor Retained Annuity Trust, Martin Children’s Irrevocable Trust, 2012 Martin Children’s Irrevocable Trust, Keith B. Pitts, Phillip W. Roe and James H. Spalding (each a “Stockholder” and together the “Stockholders”), who together are the record and/or beneficial owners of 42,602,645 shares of Issuer Common Stock, have entered into a Voting Agreement (as defined below) with Tenet as described in Item 4. The transactions contemplated by the voting agreement (which is the basis for the beneficial ownership by Tenet of certain of the shares of Issuer Common Stock held by the Stockholders) are not expected to require the payment of any funds by Tenet to the Stockholders.

The Stockholders entered into the Voting Agreement to induce Tenet to enter into the Merger Agreement described in Item 4.

Item 4.	Purpose of Transaction

Merger Agreement

On June 24, 2013, Tenet entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Orange Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Tenet (“Merger Sub”), and Vanguard, providing for the merger of Merger Sub with and into Vanguard, with Vanguard surviving the merger as a wholly-owned subsidiary of Tenet (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Issuer Common Stock, will be automatically cancelled and converted into the right to receive $21.00 in cash, without interest, other than those shares of common stock (i) with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn and (ii) owned by Tenet, Merger Sub, Vanguard and their respective direct and indirect wholly-owned subsidiaries, which shares will be automatically cancelled with no consideration paid therefor.

Voting Agreement

In connection with the execution of the Merger Agreement, Tenet entered into a voting agreement (the “Voting Agreement”) with the Stockholders. Pursuant to the Voting Agreement the Stockholders agreed to execute and deliver a written consent adopting the Merger Agreement and, during the term of the Voting Agreement, but subject to certain limitations set forth therein, to vote 31,154,283 of their shares of Issuer Common Stock (the “Covered Shares”) against any action or agreement that the Stockholders know or reasonably suspect is in opposition to the Merger. The Stockholders are also subject to certain non-solicitation restrictions set forth in the Voting Agreement. The Voting Agreement terminates on the earliest of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the closing of the Merger, (iii) the delivery of notice by Tenet of the termination of the Voting Agreement and (iv) the delivery of notice by the Stockholders to Tenet of the termination of the Voting Agreement, to the extent permitted under applicable law, if the Merger Agreement is amended or waived without the prior consent of the Stockholders if such amendment or waiver is adverse to the Stockholders, including by reducing the amount, changing the form, or imposing any material restrictions or additional conditions on the receipt of the merger consideration.

The foregoing summaries of the Merger Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

Subject to the terms of the Merger Agreement and the Voting Agreements, Tenet may, at any time (i) engage Vanguard, stockholders of Tenet and Vanguard, or other relevant parties in discussions that may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and (ii) review or reconsider its position with respect to Vanguard and formulate plans or proposals with respect to any such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Immediately prior to the execution of the Voting Agreements, Tenet did not own any shares of Issuer Common Stock. However, as of execution of the Voting Agreements on June 24, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Tenet may be deemed to have shared voting power with respect to (and therefore beneficially own) 31,154,283 shares of Issuer Common Stock, representing approximately 40.0% of the Issuer Common Stock outstanding as of June 20, 2013 (based on the number of shares outstanding as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding shares beneficially owned by Tenet is approximately 40.0%.

Except as set forth above, neither Tenet nor, to the best of Tenet’s knowledge, any of the individuals named in Schedule I hereto, owns any ordinary shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Tenet is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of Tenet, Tenet and no other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) Tenet does not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of Tenet, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Tenet and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of June 24, 2013, by and among Tenet Healthcare Corporation, Orange Merger Sub, Inc., and Vanguard Health Systems, Inc. incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Tenet on June 24, 2013 (File No. 001-07293)).

2	Voting Agreement, dated as of June 24, 2013, by and among Tenet Healthcare Corporation and the stockholders party thereto (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Tenet on June 24, 2013 (File No. 001-07293)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENET HEALTHCARE CORPORATION

Date: June 28, 2013	By:	/s/ Paul A. Castanon
		Name:	Paul A. Castanon
		Title:	Vice President, Deputy General Counsel and Corporate Secretary

SCHEDULE I

Name	Present Business Address	Present Principal Occupation	Citizenship

Directors

John Ellis Bush	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	President Jeb Bush and Associates	United States

Trevor Fetter	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	CEO Tenet Healthcare Corporation	United States

Brenda J. Gaines	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Retired President and CEO Diners Club North America	United States

Karen M. Garrison	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Retired President Pitney Bowes Business Services	United States

Edward A. Kangas	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Non-Executive Chairman Tenet Healthcare Corporation	United States

J. Robert Kerrey	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Executive Chairman Minerva Institute for Research and Scholarship	United States

Richard R. Pettingill	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Retired President and CEO Allina Hospitals and Clinics	United States

Ronald A. Rittenmeyer	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Chairman, President and CEO Expert Global Solutions, Inc.	United States

James A. Unruh	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Principal Alerion Capital Group LLC	United States

Executive Officers

Daniel Cancelmi	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Chief Financial Officer	United States

Britt Reynolds	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	President of Hospital Operations	United States

Audrey Andrews	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Senior Vice President, General Counsel	United States

Cathy Fraser	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Senior Vice President of Human Resources	United States

R. Scott Ramsey	c/o Tenet Healthcare Corporation 1445 Ross Avenue, Suite 1400 Dallas, TX 75202	Vice President and Controller	United States

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of June 24, 2013, by and among Tenet Healthcare Corporation, Orange Merger Sub, Inc., and Vanguard Health Systems, Inc. incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Tenet on June 24, 2013 (File No. 001-07293)).

2	Voting Agreement, dated as of June 24, 2013, by and among Tenet Healthcare Corporation and the stockholders party thereto (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Tenet on June 24, 2013 (File No. 001-07293)).